                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           RAYTEL MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   755107-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Richard F. Bader
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403
                            Telephone: (650) 349-0800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755107-10-9

--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Richard F. Bader
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) [ ]

            (b) [X]

--------------------------------------------------------------------------------
        3.  SEC Use Only

--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of            7.  Sole Voting Power:
Shares
Beneficially             321,685(1)
Owned by Each       ------------------------------------------------------------
Reporting            8.  Shared Voting Power:
Person With
                         0
                    ------------------------------------------------------------
                     9.  Sole Dispositive Power:

                         321,685(1)
                    ------------------------------------------------------------
                     10. Shared Dispositive Power:

                         0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:

            321,685(1)
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            11.0%(2)
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

(1) Includes 174,080 shares subject to options exercisable within 60 days after the date of this statement.

(2)  Based on 2,919,776 shares outstanding as of November 30, 2001.

CUSIP No. 755107-10-9
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Albert J. Henry
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
        3.  SEC Use Only

--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power:
Shares
Beneficially            37,489
Owned by Each      -------------------------------------------------------------
Reporting           8.  Shared Voting Power:
Person With
                        0
                   -------------------------------------------------------------
                    9.  Sole Dispositive Power:

                        37,489
                   -------------------------------------------------------------
                    10. Shared Dispositive Power:

                        0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:

             37,489
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            1.3%(1)
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

(1) Based on 2,919,776 shares outstanding as of November 30, 2001.

CUSIP No. 755107-10-9

--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             RT Acquisition Group, Inc.
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
        3.  SEC Use Only

--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)

            Not Applicable
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power:
Shares
Beneficially            0
Owned by Each      -------------------------------------------------------------
Reporting           8.  Shared Voting Power:
Person With
                        0
                   -------------------------------------------------------------
                    9.  Sole Dispositive Power:

                        0
                   -------------------------------------------------------------
                    10. Shared Dispositive Power:

                        0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:

            0
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):

            0%
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

        This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed by Richard F. Bader, Albert J. Henry and RT Acquisition Group, Inc. with the Securities and Exchange Commission on October 1, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on December 18, 2001, and as further amended, only with respect to Balfour LLC and Rory Riggs (collectively, "Balfour"), by Amendment No. 2 to Schedule 13D originally filed by Balfour with the Securities and Exchange Commission on August 28, 2001. This Schedule 13D does not incorporate by reference the
Schedule 13D filed by Balfour on August 28, 2001.

ITEM 1. SECURITY AND ISSUER. The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Raytel Medical Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2755 Campus Drive, Suite 200, San Mateo, CA 94403.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this Statement on Schedule 13D (the "Reporting Persons") are Richard F. Bader, Albert J. Henry and RT Acquisition Group, Inc. This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001, and the information provided therein under Item 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001, and the information provided therein under Item 3. This Schedule 13D does not incorporate by reference the information regarding Balfour provided in Amendment No. 1 to Schedule 13D filed by Mr. Bader, Mr. Henry, RT Acquisition Group and Balfour on December 18, 2001, under Item 3 thereof.

ITEM 4. PURPOSE OF TRANSACTION.

        This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001, as amended by Amendment No. 1 thereto filed on December 18, 2001, and the information provided therein under Item 4. Item 4 is amended as follows:

        On December 19, 2001, the non-binding proposal submitted to the Issuer's financial advisor on December 17, 2001, by Mr. Bader, Mr. Henry and RT Acquisition Group, acting in concert with Balfour, expired in accordance with its terms. On February 8, 2002, the Issuer announced that it had entered into a definitive merger agreement with SHL Telemedicine Ltd. ("SHL") pursuant to which SHL agreed to acquire Raytel. Mr. Bader has agreed to tender his shares to SHL in connection with this transaction. Mr. Bader, Mr. Henry and RT Acquisition Group no longer intend to act in concert with each other or with Balfour, and no longer intend to engage in discussions with the Special Committee, in connection with the non-binding proposal submitted on December 17, 2001.

        By reason of these activities, Mr. Bader, Mr. Henry, RT Acquisition Group, and Balfour may no longer be deemed to constitute a "group" (as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1943, as amended). Except for the matters described in this Item 4 and in Item 6 below, none of the Reporting Persons has any contract, arrangement or understanding with respect to the Issuer or the Common Stock.

        Except as described in this Item 4, each of the Reporting Persons intend to monitor their respective ownership interests, if any, in the Issuer on an ongoing basis and to take such measures as any of them deems appropriate from time to time in furtherance of such interest. Any of the Reporting Persons may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock then owned by any of them, if any (although none of them have any present intention to do so), discuss the Issuer's business, operators or other affairs with the Issuer's management, Board of Directors or the Special Committee, shareholders or others or take such other actions as any Reporting Person may deem appropriate. Except as described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each of the Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the Schedule 13D filed by Mr. Bader, Mr. Henry and RT Acquisition Group on October 1, 2001, and the information provided therein under Item 5. This Schedule 13D does not incorporate by reference the information regarding Balfour provided in Amendment No. 1 to Schedule 13D filed by Mr. Bader, Mr. Henry, RT Acquisition Group and Balfour on December 18, 2001, under Item 5 thereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        No.   Description
        ---   -----------
        1.    Joint Filing Agreement dated February 8, 2002, by and among
              Richard F. Bader, Albert J. Henry and RT Acquisition Group, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002
      -------------------
                                                       /s/ Richard F. Bader
                                                   -----------------------------
                                                         Richard F. Bader


                                                        /s/ Albert J. Henry
                                                   -----------------------------
                                                          Albert J. Henry


                                                    RT Acquisition Group, Inc.


                                                    By:  /s/ Albert J. Henry
                                                       -------------------------
                                                     Name:  Albert J. Henry
                                                     Title: Chairman

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13D dated February 8, 2002 relating to the Common Stock of Raytel Medical Corporation shall be filed on behalf of the undersigned.

                                                        /s/ Richard F. Bader
                                                   -----------------------------
                                                          Richard F. Bader


                                                        /s/ Albert J. Henry
                                                   -----------------------------
                                                          Albert J. Henry


                                                   RT Acquisition Group, Inc.


                                                   By:  /s/ Albert J. Henry_
                                                       -------------------------
                                                       Name:  Albert J. Henry
                                                       Title: Chairman